UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Wheels Up Experience Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

96328L 205

(CUSIP Number)

Peter W. Carter

Executive Vice President – External Affairs
Delta Air Lines, Inc.

1030 Delta Boulevard

Atlanta, GA 30354

(404) 715-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96328L 205	SCHEDULE 13D

1	Names of Reporting Persons DELTA AIR LINES, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 263,369,307
	8	Shared Voting Power 0
	9	Sole Dispositive Power 263,369,307
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 263,369,307
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 37.8%(1) (2)
14	Type of Reporting Person (See Instructions) CO

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[1] Percentage calculated on the basis of 696,770,484 shares of Class A Common Stock, $0.0001 par value (the “Class A Common Stock”), of Wheels Up Experience Inc. (the “Issuer”), outstanding as of November 15, 2023, as reported by the Issuer on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on November 16, 2023. Neither this percentage nor the shares listed above as being beneficially owned reflect (x) Earnout Shares (as defined in the Issuer’s initial statement on Schedule 13D), which are issuable only upon the achievement of share price thresholds for Class A Common Stock that have not been satisfied or (y) the anticipated dilutive effect from grants of shares of Class A Common Stock under the Issuer's equity compensation plans.

[2] The percentage reported above does not give effect to the Voting Agreement (as defined in Amendment No. 3 to the Reporting Person’s initial statement on Schedule 13D), pursuant to which the Reporting Person has agreed with the Issuer that any shares of Class A Common Stock held directly or indirectly by the Reporting Person in excess of 29.9% of the issued and outstanding Class A Common Stock shall be neutral shares with respect to voting rights, voted on any matter submitted to a vote of the stockholders of the Issuer in the same proportions “for”, “against”, “abstain” and/or “withhold” on such matter as the shares of Class A Common Stock voted by the stockholders of the Issuer other than the Reporting Person.

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Explanatory Note

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D relates to the Issuer’s Class A Common Stock and amends and supplements the initial statement on Schedule 13D filed by the Reporting Person on July 22, 2021, as amended by Amendment No. 1 thereto (“Amendment No. 1”), filed by the Reporting Person on August 15, 2023, Amendment No. 2 thereto (“Amendment No. 2”), filed by the Reporting Person on August 29, 2023, and Amendment No. 3 thereto (“Amendment No. 3”), filed by the Reporting Person on September 22, 2023 (as so amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended solely to update the list of Covered Persons on Schedule A attached to Amendment No. 1 to remove George N. Mattson from the Reporting Person’s Board of Directors. As amended, Schedule A is incorporated into this Item 2 by reference. All other information under Item 2 remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby by amended and supplemented by deleting the first paragraph of Item 3 and replacing it with the following:

“The responses of the Reporting Person to Items 2, 4, 5 and 6 of the Schedule 13D, as amended by this Amendment No. 4, are incorporated into this Item 6 by reference.”

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by deleting the last paragraph of Item 4 of Amendment No. 3 and replacing it with the following:

“Amendments to Credit Agreement and Investor Rights Agreement

On November 15, 2023, the Issuer entered into Amendment No. 1 to the Credit Agreement (the “Credit Agreement Amendment”) primarily to reflect the addition of two new investors (the “Additional Investors”) collectively providing incremental term loan commitments of $40 million to the Issuer, therefore increasing the aggregate principal amount of the five-year term loan facility under the Credit Agreement to $390 million. The Reporting Person’s commitments under the Credit Agreement, including the revolving working capital credit facility, remain unchanged.

In connection with the transactions contemplated by the Credit Agreement Amendment, the Issuer and the Investors entered into Amendment No. 1 to the Investor Rights Agreement, dated as of November 15, 2023 (the “IRA Amendment”), primarily to provide for the issuance of shares of Class A Common Stock to the Additional Investors as consideration for the transactions contemplated by the Credit Agreement Amendment.

The foregoing descriptions of the Credit Agreement Amendment and IRA Amendment do not purport to be complete and are qualified in their entirety by reference to the Credit Agreement Amendment and IRA Amendment filed as Exhibit 4 and 5 to this Schedule 13D, respectively, which are incorporated by reference herein.

Shareholder Approval and Subsequent Issuance of Shares

On November 9, 2023, the Issuer held a special meeting of stockholders and obtained the Requisite Shareholder Approval to amend the Issuer Charter Documents to, among other things, provide for an increase in the authorized Class A Common Stock as described in Amendment No. 3. On November 15, 2023, the Issuer issued to the Reporting Person an additional 197,606,206 shares of Class A Common Stock in accordance with the terms of the Investor Rights Agreement and IRA Amendment.

The Reporting Person disclaims membership in a “group” within the meaning of Section 13(d) of the Act and beneficial ownership over any of the shares of Class A Common Stock beneficially owned by any other person, including the other Investors, and nothing in this Amendment No. 4 shall be deemed an admission that the Reporting Person is a member of a “group” within the meaning of Section 13(d) of the Act.”

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Item 5.	Interest in Securities of the Issuer

Item 5(a-b) is hereby amended and restated as follows:

“(a-b) The responses of the Reporting Person to rows (7) through (13) on page 1 and Items 2, 3, 4 and 6 of the Schedule 13D, as amended by this Amendment No. 4, are incorporated into this Item 5 by reference.

To the Reporting Person’s knowledge, none of the Covered Persons directly owns any shares of the Class A Common Stock; however, because each Covered Person is a director or executive officer of the Reporting Person, each Covered Person may be deemed to be the beneficial owner of the Class A Common Stock beneficially owned by the Reporting Person. The Covered Persons disclaim any beneficial ownership of the shares of Class A Common Stock held by the Reporting Person. None of the Covered Persons shares voting or dispositive power over any shares of Class A Common Stock held by the Reporting Person.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby by amended and supplemented by deleting the first paragraph of Item 6 and replacing it with the following:

“The responses of the Reporting Person to Items 2, 3, 4, 5 of the Schedule 13D, as amended by this Amendment No. 4, are incorporated into this Item 6 by reference.”

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 4

Amendment No. 1 to Credit Agreement, dated as of November 15, 2023, by and among Wheels Up Experience Inc., as Borrower, the subsidiaries of Wheels Up Experience Inc. party thereto, as guarantors, Delta Air Lines, Inc., certain other lenders party thereto, and U.S. Bank Trust Company, N.A., as administrative agent and as collateral agent (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 16, 2023).

Exhibit 5	Amendment No. 1 to Investment and Investor Rights Agreement, dated as of November 15, 2023, by and among Wheels Up Experience Inc., Delta Air Lines, Inc. and the other entities listed on the signature pages thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on November 16, 2023).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2023	DELTA AIR LINES, INC.

	By:	/s/ Peter W. Carter
Peter W. Carter
Executive Vice President – External Affairs

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